UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 033-07106-A
CUSIP Number: 638910 30 7

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
          For Period Ended June 30, 2006
          ☐ Transition Report on Form 10-K
          ☐ Transition Report on Form 20-F
          ☐ Transition Report on Form 11-K
          ☐ Transition Report on Form 10-Q
          ☐ Transition Report on Form N-SAR
          For the Transition Period Ended:
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
NATURADE, INC.
(Full Name of Registrant)
N/A
(Former Name if Applicable)
14370 Myford Road
(Address of Principal Executive Office (Street and Number))
Irvine, CA 92606
(City, State and Zip Code)

PART II — RULE 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION
PART IV — OTHER INFORMATION

PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Due to the significant time involved the complex nature of the accounting for the Registrant’s recent recapitalization and change of control, the Registrant requires additional time to complete the financial statements required by the Registrant’s Quarterly Report on Form 10-Q (the “Form 10-Q”). As a result, the Registrant will not be able to timely file the Form 10-Q without unreasonable effort and expense.
     The Registrant anticipates it will be able to file the Form 10-Q within the extension period permitted by this filing.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Stephen M. Kasprisin	(714) 573-4800

(Name)	(Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes      ☐ No
(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes      ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
NATURADE, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006	By:	/s/ Stephen M. Kasprisin
Stephen M. Kasprisin,
Chief Financial Officer

PART IV — OTHER INFORMATION
(3)	Explanation of Significant Changes in Operating Results for the three and six months ended June 30, 2006 versus the three and six months ended June 30, 2005.
     Except for the historical information contained herein, the matters addressed in this Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contain statements which constitute “forward-looking statements,” including whether the Quarterly Report on Form 10-Q can be filed within the extension period permitted by this filing and the anticipated financial results discussed below. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” and variations or similar expressions. These forward-looking statements are subject to a variety of risks and uncertainties many of which are beyond our control, which could cause actual results to differ materially from those anticipated by us. In addition, the information set forth in the reports we file from time to time with the SEC describe certain additional risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. You should not place undue reliance on any of these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unexpected events.
Net Sales
     Net sales for the three months ended June 30, 2006 of $2,786,622 increased $24,811 or 1.0% as compared to net sales of $2,761,811 for the three months ended June 30, 2005. Net sales for the six months ended June 30, 2006 were $6,582,134, an increase of $906,793 or 16.0% as compared to net sales for the six months ended June 30, 2005 of $5,675, 342. The increase in net sales for both periods is due principally to sales of Symbiotics and Ageless brands, which were acquired in August 2005, totaling $703,887 and $1,746,722 for the three and six months ended June 30, 2006 respectively partially offset by declines in the sale of ReVivex® brands of $330, 345 and $746,472 for the three and six months ended June 30, 2006 respectively and declines in core products sales of $348,731 and $93,457 for the three and six months ended June 30, 2006. The decline in both ReVivex® and core brands can be attributed to the lack of capital to support the brands at retail coupled with a lack of capital to purchase sufficient inventory necessary to maintain traditional order fill ratios.
Gross Profit
     Gross profit for the three months ended June 30, 2006 increased $130,095 or 10.7% to $1,342,386 from $1,212,291 for the same period in 2005. Gross profit for the six months ended June 30, 2006 increased $623,556 or 24.1% to $3,211,864 from $2,588,308 for the same period in 2005. The increase for both periods is principally a result of increased revenues for the period along with increased margins from sales of Symbiotics and Ageless products versus the Company’s core products. Gross profit, as a percentage of sales increased from 43.9% and 45.6% of net sales in the three and six month periods ended June 30, 2005 respectively, to 48.2% and 48.8% of net sales in the three and six month periods ended June 30, 2006 respectively, due to higher margins related to Ageless products which carry an average gross margin of 72% and Symbiotics products which carry an average gross margin of 60% compared to the average gross margin for other Registrant products of 45%.
Operating Costs and Expenses
     Operating costs and expenses for the three months ended June 30, 2006 increased $1,073,299 to $2,564,870, or 92.0% of net sales, from $1,491,571, or 54.0% of net sales, for the same period in 2005. Operating expense for the period include a non-cash charge of $233,333 in amortization of intangible assets acquired in acquisitions and one time costs of $133,383 related to financing and potential acquisition activities. Without these non-recurring and non-cash expenses, operating costs would have been 78.9% of net sales for the period. The remaining increase in operating costs for the period is related to increased professional fees for audit and consulting of $138,407 related to the integration of the acquisitions by the Company in late 2005, $265,000 related to the forgiveness of management fees by the Company’s principal shareholder in 2005 coupled with $75,000 in management fees charged by the Company’s new principal shareholder in 2006 and payroll related charges of $310,615 for employees acquired in the Ageless and Symbiotics acquisition .
     Operating costs and expenses for the six months ended June 30, 2006 increased $1,780,757 to $4,880,011, or 74.1% of net sales, from $3,099,254, or 54.6% of net sales, for the same period in 2005. Operating expense for the period include a non-cash charge of $466,667 in amortization of intangible assets acquired in acquisitions and non-recurring costs of $296,459 related to financing and potential acquisition activities. Without these one-time and non-cash expenses, operating costs would have been 62.5% of net sales for the period. The remaining increase in operating costs for the period is related to increased professional fees for audit and consulting of $138,407 related to the integration of the acquisitions by the Company in late 2005, $265,000 related to the forgiveness of management fees by the Company’s principal shareholder in 2005 coupled with $150,000 in management fees charged by the Company’s new principal shareholder in 2006 and payroll related charges of $464,224 for employees acquired in the Ageless and Symbiotics acquisition .
Interest Expense
     Interest expense for the three months ended June 30, 2006 increased $618,109 to $705,676 from $87,568 compared to the same period in 2005 principally due to amortization of deferred financing fees and debt discounts of $653,188 in 2006 related to the recapitalization of the Registrant coupled with the acquisitions of Symbiotics and Ageless.
     Interest expense for the six months ended June 30, 2006 increased $1,387,141 to $1,560,516 from $173,375 compared to the same period in 2005 principally due to amortization of deferred financing fees and debt discounts of $1,186,491 in 2006 related to the recapitalization of the Registrant coupled with the acquisitions of Symbiotics and Ageless. In addition, increased borrowings on the Loan Agreement with related parties, coupled with increased average borrowings partially offset by lower average interest rates on the Registrant’s credit facility during the six months ended June 30, 2006 resulted in an increase of $200,650 in interest expense during the period.
Net Income (Loss)
     Net loss for the three months ended June 30, 2006 was $1,937,110 as compared to a net loss of $365,076 for the same period in 2005. The increased loss is principally a result of the non-cash charge of $233,333 in amortization of intangible assets acquired in acquisitions, the non-recurring costs of $133,383 related to financing and potential acquisition activities and amortization of deferred financing fees and debt discounts of $653,188 during the period in 2006, coupled with increased operating expenses as described above.
     Net loss for the six months ended June 30, 2006 was $3,234,282 as compared to a net loss of $681,675 for the same period in 2005. The increased loss is principally a result of the non-cash charge of $466,667 in amortization of intangible assets acquired in acquisitions, the non-recurring costs of $296,459 financing and potential acquisition activities and amortization of deferred financing fees and debt discounts of $1,186,491 during the period in 2006, coupled with increased operating expenses as described above.